UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Information contained in this report

On August 29, 2025, Skyline Builders Group Holding Limited, a Cayman Islands exempted company with limited liability (the “Company”) closed its private placement (the “Offering”) of 1,359,314 Class A ordinary shares, par value $0.00001 per share (each, a “Class A Ordinary Share”), 22,990,000 prefunded warrants to purchase Class A Ordinary Shares (the “Prefunded Warrants”), Class A Ordinary Share Purchase Warrant As to purchase up to 24,349,314 Class A Ordinary Shares (the “A Warrants”), and Class A Ordinary Share Purchase Warrant Bs to purchase up to 24,349,314 Class A Ordinary Shares (the “B Warrants”). The purchase price for a combination of one Class A Ordinary Share, one A Warrant and one B Warrant was $0.73 and the purchase price for a combination of one Prefunded Warrant, one A Warrant and one B Warrant was $0.7299. The sale of securities in the Offering was pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”) dated August 27, 2025 among the Company and certain accredited investors.

Each Pre-funded Warrant entitles the holder to acquire one Class A Ordinary Share at an exercise price of $0.0001 per share. Each A Warrant is immediately exercisable and entitles the holder to acquire one Class A Ordinary Share at an exercise price of $0.60 per share, for a period of five years following the closing of the Private Placement. Each B Warrant is immediately exercisable and entitles the holder to acquire one Class A Ordinary Share at an exercise price of $0.65 per share, for a period of five years following the closing of the Private Placement.

The Company received gross proceeds of approximately $17,775,000 from the Offering, before deducting fees and expenses. The Company used approximately $7,000,000 of the proceeds from the Private Placement to retire 18,500,000 Class A Ordinary Shares owned by Supreme Development (BVI) Holdings Limited (“SD”), a company beneficially owned by Mr. Ngo Chiu Lam, Chief Executive Officer (the “Share Retirement”). The remaining proceeds will be allocated for general working capital and other general corporate purposes. Following the completion of the Offering `and related transactions, Quantum Leap Energy LLC became the controlling shareholder of the Company.

In connection with the Offering, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) dated August 27, 2025 with Revere Securities LLC, Pacific Century Securities, LLC, and Dominari Securities LLC (collectively, the “Placement Agents”), pursuant to which the Placement Agents acted as co-placement agents for the Private Placement. As compensation to the Placement Agents, the Company paid the Placement Agents a cash success fee equal to eight percent (8%) of the aggregate gross proceeds received by the Company from the Private Placement. In addition, the Company issued to the Placement Agents non-callable warrants to purchase 1,947,945 Class A Ordinary Shares at an exercise price of $0.73 per share (the “Placement Agent Warrants”).

Concurrently with the execution of the Securities Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding at least ten percent (10%) of the outstanding Ordinary Shares entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they have agreed not to sell or dispose of any ordinary shares which are beneficially owned by them for one hundred eighty (180) days following the later of the closing date or effectiveness of the Registration Statement (defined below).

The securities offered and sold by the Company in the Offering have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements. Pursuant to the Registration Rights Agreement dated as of August 29, 2025 among the Company and certain accredited investors, the Company has agreed to file a registration statement on Form F-1 (the “Registration Statement”) within seven (7) business days after the closing of the Private Placement with the SEC covering the resale of the Class A Ordinary Shares, and the shares underlying the Pre-funded Warrants, the A Warrants, the B Warrants and the Placement Agent Warrants.

The foregoing summaries of the A Warrant, B Warrant, Pre-funded Warrant, Securities Purchase Agreement, Registration Rights Agreement, Placement Agency Agreement and Lock-Up Agreement do not purport to be complete and are subject to and are qualified in their entirety by copies of such documents filed as Exhibits 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 10.1, 10.2, 10.3 and 10.4, respectively to this Current Report on Form 6-K and are incorporated herein by reference.

The Company issued press releases announcing the pricing and closing of the Private Placement, and are furnished as Exhibits 99.1 and 99.2.

Exhibits

Exhibit No.	Description
4.1	Form of Class A Ordinary Share Purchase Warrant A
4.2	Form of Class A Ordinary Share Purchase Warrant B
4.3	Form of Pre-Funded Warrant
10.1	Securities Purchase Agreement
10.2	Registration Rights Agreement
10.3	Placement Agency Agreement
10.4	Form of Lock-Up Agreement
99.1	Press Release dated August 27, 2025
99.2	Press Release dated September 2, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: September 2, 2025	By:	/s/ Ngo Chiu Lam
	Name:	Ngo Chiu, LAM
	Title:	Chairman of the Board, Chief Executive Officer and Director

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